FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated July 11, 2003, titled, “Repsol YPF Restructures the Companies’ Top Echelons.”

2.	Communication of relevant fact dated July 11, 2003, regarding Repsol YPF Group Internal Conduct Regulations Regarding the Securities Market.

3.	Official Notice dated July 16, 2003 regarding resignation of Adrián Lajous Vargas.

ITEM 1

	Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 11 July 2003
No. of pages: 5

REPSOL YPF RESTRUCTURES THE COMPANIES’ TOP
ECHELONS

The Board of Directors of Repsol YPF unanimously approved the new organizational structure proposed by Alfonso Cortina, the Company’s CEO, thereby completing the process begun last September 2002 with the approval of new Corporate Governance criteria and the appointment of Ramòn Blanco as Chief Operating Officer.

Alfonso Cortina expressed to the Board of Directors that “This new structure is in keeping with the recent measures adopted by our Board aimed at transparency and professionalization, it strengthens management bringing it closer to our activities in order to promote growth.” He also mentioned that it was the Company’s objective to provide Repsol YPF with a “Strong, professional, highly qualified and well coordinated management team that would be up to the task of meeting the new challenges facing the Company.”

The new Repsol YPF organizational chart reflects significant changes in the makeup and functions of the Executive Committee and the Management Committee, the Company’s top management and executive control bodies.

New 2003 Organization

In the new Repsol YPF organizational structure, the Chief Operating Officer, the Corporate Directors and the Country Manager for Argentina will report to the CEO, Alfonso Cortina. Furthermore, and in accordance with the Corporate Governance criteria adopted by the Company, Corporate Audit Management, which is under the Board of Directors’ Audit and Control Committee, will also report to Alfonso Cortina.

The Corporate Directors areas, responsible for defining the lines of action internally, as well as externally at the global level, are: Institutional Affairs and the Assistant to the Chairman, the Chief Financial Officer (CFO), Human Resources, External Relations, Legal Affairs, Planning and Control, and Real Estate Activities.

The business lines will report directly to Ramón Blanco, the Chief Operating Officer. The Executive Vice-Presidency for Exploration and Production will be maintained. The competencies of the Vice-Presidency for Refining and Marketing are divided into five General Management areas: Refining and Marketing in Europe, Refining and Marketing in Latin America, Chemicals, LPG, and Transport (RYTTSA). A new Liquid Natural Gas Management area has been created.

The Country Managers for other countries will report to the Chief Operating Officer, and because of the similarities with the business lines, the Corporate Management for Shared Services, which includes the Systems, Procurement and Contracting, Engineering, Technology, the Environment, Safety and Quality, and e-Business areas, will also report to the COO. Ramón Blanco will also be responsible for coordination activities with Gas Natural SDG.

New Executive and Management Committees

The objective of the Executive Committee is to provide support to the CEO and the Chief Operating Officer in defining the most relevant strategies and decisions. In addition to Group control, their function will be to propose to the Board of Directors, the Objectives, the Strategic Plan, the Annual Budget, the Human Resources Policy, and the appointment of Directors; to prioritize and approve expenditure and expense proposals; the strategic control of results and of the Group’s basic parameters and Strategic Business areas, as well as oversee the Company’s business performance and financial status. The makeup of the Executive Committee aims to find a balance between corporate functions such as financial control, as represented by the CFO, and the exploration and production, transport, and refining and marketing business areas.

The Management Committee, formerly the Core Corporate Management Governance Committee, and as delegated by the Executive Committee, will carry out the follow up and coordination of the business areas and the corporate functions. Furthermore, their functions, among others will be to analyze and propose objectives, the strategic plan and carry out the follow up and coordination of the business areas and the corporate functions. Furthermore, their functions, among others, will be to analyze and propose objectives, the strategic plan, and the annual budget, and approve the Corporate Directors’ policies and initiatives. The top- ranking managers in the business lines and corporate directions will be represented in this committee.

Members of the Repsol YPF Executive Committee

-	Chairman: Alfonso Cortina (Chief Executive Officer CEO)
-	Ramón Blanco (Chief Operating Officer (COO)
-	Miguel Ángel Remón (Executive Vice-President, Exploration and Production)
-	Alfonso Ballestero (Managing Director RYTTSA)
-	Luis Mañas (Chief Financial Officer, CFO)
-	Jorge Segrelles (Managing Director, Refining and Marketing in Europe)
-	Secretary: José Manuel Revuelta (Corporate Director for Institutional Affairs and Assistant to the Chairman)

Three new members have joined this Committee: Alfonso Ballestero, Luis Mañas and Jorge Segrelles.

Members of the Repsol YPF Management Committee

-	Chairman: Alfonso Cortina (Chief Executive Officer, CEO)
-	Ramón Blanco (Chief Operating Office COO)
-	Miguel Ángel Remón (Executive Vice-President, Exploration and Production)
-	Alfonso Ballestero (Managing Director RYTTSA)
-	Fernando Cid (Corporate Director for Real Estate Activities)
-	Nemesio Fernández-Cuesta (Corporate Director, Shared Services)
-	Jesús Fernández de la Vega (Corporate Director, Human Resources)
-	Pedro Fernández Frial (Corporate Director, Planning and Control)
-	Antonio Gomis Sáez (Corporate Director, External Relations)
-	Manuel Guerrero (Corporate Director, LPG)
-	Luis Mañas (Chief Financial Officer, CFO)
-	Juan Pedro Maza (Managing Director, Chemicals)
-	Pascual Olmos ( Managing Director, Refining and Marketing in Latin America)
-	Rafael Piqueras (Corporate Director, Legal Affairs)
-	Jorge Segrelles (Managing Director, Refining and Marketing in Europe)
-	Secretary: José Manuel Revuelta Lapique (Corporate Director for Institutional Affairs and Assistant to the Chairman)

Seven new members have joined the Management Committee: Alfonso Ballestero, Nemesio Fernández-Cuesta, Pedro Fernández Frial, Manuel Guerrero, Juan Pedro Maza, Pascual Olmos and Jorge Segrelles.

Appointments and brief biographical notes

-	CFO: Luis Mañas
-	Corporate Director for Planning and Control: Pedro Fernández Frial
-	Corporate Director for Shared Services: Nemesio Fernández-Cuesta
-	Managing Director, Refining and Marketing in Europe: Jorge Segrelles
-	Managing Director, Chemicals: Juan Pedro Maza
-	Managing Director LPG: Manuel Guerrero
-	Director, LNG: Carlos Quintana

Luis Mañas Antón (Chief Financial Officer). PHD in Economics. He began his career in Repsol YPF in 1987 as the Head of the Financial Markets Department. He has been the Director of the Chairman’s Office, Director of the Financial Area, and Deputy Chief Financial Officer of the Company. He is currently the Corporate Director for Planning and Control.

Pedro Fernández Frial (Corporate Director, Planning and Control). An Industrial Engineer, his long career in Repsol YPF began in 1980 as Resources Conversion Engineer. Among other posts, he has been the Director of Control and Planning, and Director of Control and Development at Repsol Chemicals. Until his new appointment, he has been the Director General for the Chemicals area.

Nemesio Fernández Cuesta (Corporate Director for Shared Services). An Economics and Business graduate, and Spanish Civil Service: Economista del Estado (Senior Economist), he joined INH in 1987 and held several top responsibility posts at Repsol YPF. As the Executive Vice-President of Repsol Commercial, he took leave in 1996 when he was appointed Secretary of State for Energy and Mineral Resources. Before rejoining Repsol YPF, he occupied the Presidency of Prensa Española and Diario ABC.

Jorge Segrelles (Managing Director, Refining and Marketing in Europe). A Law Graduate and State Financial and Tax Inspector, with a Master Degree in Law from Harvard University, before joining the oil sector he held several posts, including Financial Manager at the OECD, and as Vice-Secretary General of Tabacalera, S.A. He joined INH in 1985 and since then, has held several top posts, and is currently the Assistant Vice-President of the Group’s Downstream activities.

Juan Pedro Maza (Managing Director, Chemicals). An Industrial Engineer, he has developed most of his professional career in the Refining Area in Spain and Latin America. First in Spain, where he held management jobs in four of the five Spanish refineries and, subsequently, as the Director General of Refining and Marketing in Latin America. He is currently the Managing Director of Refining and Marketing in Europe.

Manuel Guerrero (Managing Director, LPG). A Law Graduate, he already had experience in the international hydrocarbon sector when he was appointed President of Repsol Distribution in 1987. He has been the Executive President of Repsol Portugal and Managing Director of Repsol Gas. He started his career in 1998 as an expert in LPG. Until his new appointment as Managing Director of LPG, at the worldwide level, he had held the post of Managing Director of LPG Europe.

Carlos Quintana (Director LNG). A Law Graduate, he began his professional career in the oil sector in 1974 as a lawyer and has broad experience in the Legal Affairs area. He joined Repsol YPF in 1997 as the Director of the International Legal Area and has held several other top posts in this area until he was appointed Managing Director of Gastream in 2002.

Juan Sancho y Carmelo de las Morenas.

Alfonso Cortina, Repsol YPF’s CEO, in the Board of Directors’ Meeting, stressed the excellent professional qualification of the new management team and expressed his appreciation for the services rendered by Juan Sancho and Carmelo de las Morenas, who will be leaving their posts because of their retirement. “I wish to express my appreciation for the efforts and the work they have carried out over all these years, and their fundamental contribution to the Group’s development”.

REPSOL YPF

Chairman and C.E.O. Alfonso Cortina
C.D. for Institutional Affairs, Assistant to the Chairman José Manuel Revuelta
Chief Financial Officer Luis Mañas
C.D. of Human Resources Jesús Fernández de la Vega
C.D. of External Relations Antonio Gomis
C.D. of Legal Affairs Rafael Piqueras
C.D. of Planning and Control Pedro Fernández Frial
C.D. Of Real Estate Fernando Cid
Country Manager Argentina José María Ranero
D. Corporate Auditory Isidoro Mansilla
Chief Operating Officer (C.O.O.) Ramón Blanco
Other Country Managers
C.D. of Shared Services Nemesio Fdez.-Cuesta
GAS NATURAL SDG
Executive Vice - President for Upstream Miguel Ángel Remón
M.Director of Refining & Marketing Europe Jorge Segrelles
M.Director Refining & Marketing LatinAmerica Pascual Olmos
M.Director of Chemicals Juan Pedro Maza
M.Director of LPG Manuel Guerrero
M.Director of RYTTSA Business Unit Alfonso Ballestero
D. LNG Carlos Quintana

ITEM 2

COMMUNICATION OF RELEVANT FACT

Madrid, July 11, 2003

Dear Sir:

At its July 11, 2003 meeting the REPSOL YPF, S.A. Board of Directors passed the “REPSOL YPF Group Internal Conduct Regulations Regarding the Securities Market,” attached hereto, to comply with the Fourth Additional Provision of Law 44/2002 of November 22. The Board also undertook to update said Regulations and make certain they are known, understood, and accepted by the persons to whom they are applicable. This undertaking is expressly stated in Article 9 of the Regulations.

Regards,

[signed]

ANTONIO GOMIS SAEZ
Corporate Director of External Relations

Approved by the REPSOL YPF, S.A.
Board of Directors on July 11, 2003

REPSOL YPF GROUP INTERNAL CONDUCT REGULATIONS
REGARDING THE SECURITIES MARKET

TABLE OF CONTENTS

1.	The Regulations’ Purpose	Page 3
2.	Scope of Application	Page 3
3.	Standards of Conduct	Page 5
4.	Privileged Information	Page 7
5.	Relevant Information	Page 11
6.	Transactions in Own Securities	Page 12
7.	Stock Price Manipulation	Page 13
8.	Conflicts of Interest	Page 14
9.	Term	Page 14
10.	Mandatory Character	Page 15
11.	Infringement	Page 15
12.	Supervision	Page 15
Exhibit I	Page 16

Back to Contents

1.	THE REGULATIONS’ PURPOSE

1.1.	These Regulations are intended to define the principles and framework for action with regard to the Stock Market, for the Repsol YPF Group personnel subject hereto.

1.2.	The Regulations are consistent with the provisions of current Spanish legislation, and in particular with Law 24/1988 of July 28 on the Stock Market, amended by Law 37/1998 of November 16, and Law 44/2002 of November 22 on Financial System Reform Measures, as well as the provisions of RD 629/1993 of May 3 on Standards for Stock Market Activities and Mandatory Registries. They are likewise in compliance, as regards application, with the requirements of the United States and Argentine stock market standards.

1.3.	The Regulations further incorporate the best practices in the field, with a view to helping foster the markets’ transparency and proper operation and to safeguarding the investor community’s legitimate interests.

1.4.	These Regulations, approved by the Board of Directors at its July 11, 2003 session, supersede in their entirety the so-called Repsol Group Internal Regulations Regarding the Securities Market approved by the Board of Directors’ Management Committee on December 9, 1993 and Internal Standard 1020 on Investments in Stocks, Option Rights, or Other Securities of the Repsol YPF Group and Member Companies.

2.	SCOPE OF APPLICATION

2.1.	Subjective Scope:

Without prejudice to the obligations incumbent upon Repsol YPF, S.A., as a legal entity, in the areas covered by these Regulations, they are applicable to the following persons:

a)	The members of the Board of Directors and the Secretaries and Assistant Secretaries thereof, of Repsol YPF, S.A. and the companies of its Group as the latter is defined in Article 4 of Law 24/1988 of July 28 on the Stock Market.

Back to Contents

b)	The Top Management of the Repsol YPF Group, understood as comprising the Corporate Directors, the Directors-General, and holders of equivalent positions in the top management reporting to the Board of Directors, the Management Committee, the Chief Executive Officer, or the Chief Operating Officer (Consejero Delegado).
c)	The members of the Executive Committee and the Central Advisory Group of Repsol YPF, S.A.
d)	The members of the Repsol YPF, S.A. Disclosure Committee (Comité de Trasparencia).
e)	The Executives of the Corporate Institutional Relations Directorate Assistant to the Chairman and those of the Corporate Planning and Control Directorate, the Corporate External Relations Directorate, the Corporate Legal Affairs Directorate, the Financial Office, the Internal Audit Directorate, and the Chief Operating Officer’s (Consejero Delegado) Technical Staff.
f)	The members of the Central Advisory Group or the Direction Committee for the Group companies.
g)	The members of any Committee and the Executives of any Directorate who fully or partially perform the functions of the Committees or Directorates listed above.
h)	The Country Managers or Executives responsible for business in the different countries in which the Repsol YPF Group maintains an effective presence.
i)	The employees assigned to areas involved in Stock Market activities, who shall receive express notice of their inclusion.
j)	Other employees (whether Executives or not) who are included in the Regulations’ scope of application by decision of the Repsol YPF, S.A. Board of Directors or Management Committee, its Chief Executive Officer or its Chief Operating Officer (Consejero Delegado), in view of circumstances occurring in each particular case.

Back to Contents

k)	External advisers, for the purposes indicated in Article 4. External advisers are understood as individuals or legal entities that provide consulting, financial, legal, or any other kind of services to Repsol YPF, S.A. or companies of its Group and in connection therewith have access to Privileged Information.

The Corporate Institutional Affairs Directorate Assistant to the Chairman shall at all times keep a current list of the persons included in these Regulations’ scope of application. It must likewise inform the persons subject thereto of the Regulations’ applicability to them.

2.2.	Objective Scope.

The securities or financial instruments to which these Regulations are applicable are:

a)	Personal securities issued by Repsol YPF, S.A. and companies of the Repsol YPF Group which are listed or whose listing has been requested on an Exchange or other organized market, whether in Spain or overseas.

b)	Financial instruments that confer the right to acquire the foregoing securities.

c)	Financial instruments whose underlying assets are securities or instruments issued by Repsol YPF, S.A. or companies of its Group.

d)	Personal securities issued by other companies in which Repsol YPF, S.A. holds equity, which are listed or whose listing has been requested on an Exchange or other organized market, whether in Spain or overseas.

3.	STANDARDS OF CONDUCT REGARDING TRADING IN SECURITIES AND FINANCIAL INSTRUMENTS OF REPSOL YPF, S.A. AND LISTED GROUP COMPANIES.

3.1.	Initial Communication.

Back to Contents

Persons subject to these Regulations who have performed any transaction involving subscription, purchase, sale, or purchase option, whether in cash or on credit, for securities or instruments falling under Article 2.2. for their own account, must send a communication to the Corporate Institutional Relations Directorate Assistant to the Chairman within the 2 days following said transaction. In said communication they must describe the transaction and report its date, amount, and price.

The obligation to send this communication is understood as not relieving them of compliance with any other obligation prescribed by the applicable standards in the Markets in which securities and instruments falling under Article 2.2. are listed, and in particular those stemming from the regulatory development of Article 83 b of the Securities Market Act.

3.2.	Annual Communication:

Once each year, coinciding with the end of the fiscal year, the persons subject to these Regulations shall send the Corporate Institutional Relations Directorate Assistant to the Chairman a current list of the securities and instruments in their possession, at said Directorate's request.

3.3.	Related Persons.

Transactions performed by related parties, understood as those listed below in relation to the persons obligated by the provisions of these Regulations, are deemed equivalent to transactions for the latters’ own account and must accordingly be declared:

a)	The obligated person’s spouse.

b)	Minor children subject to the obligated person’s patria postestas.

c)	Entities effectively controlled by the obligated person.

d)	Any other persons or entities that act on behalf or in the interest of the obligated person.

3.4.	Securities Registry.

Back to Contents

The Corporate Institutional Relations Directorate Assistant to the Chairman shall keep a current registry of the securities and instruments covered by Article 2.2. hereof that are held by Directors, Executives, and employees subject to these Regulations. The data in said Registry shall be confirmed at least once each year, coinciding with the end of the fiscal year, through the respective statement to be rendered by the interested parties.

At the time these Regulations enter into force and when new persons subject thereto are added, a communication shall be sent to the Corporate Institutional Relations Directorate Assistant to the Chairman, listing the securities and instruments in said persons’ possession.

3.5.	Confidentiality of Data.

The Corporate Institutional Relations Directorate Assistant to the Chairman shall maintain the data in said Registry strictly confidential.

4.	PRIVILEGED INFORMATION.

4.1.	The Concept of Privileged Information.

Pursuant to the provisions of Article 81.1 of the Securities Market Act, Privileged Information is defined as all information meeting the following requirements:

a)	It is concrete in nature.

b)	It refers directly or indirectly to the securities or instruments stipulated in Article 2.2.

c)	It has not been made public.

d)	If it had been made public it could have influenced, or would have been able to influence, the quoted price of securities or instruments covered by Article 2.2. to an appreciable degree.

For illustrative purposes, the following are deemed to constitute Privileged Information:

Back to Contents

-	The financial performance (net income) of Repsol YPF or Group companies.

-	Extraordinary changes in said financial performance or changes in previously disclosed forecasts thereof.

-	Transactions in which the company might engage, such as capital increases, securities issues, dividend distributions proposals, etc.

-	Mergers, or significant acquisitions or divestitures of assets of any kind.

-	Facts capable of giving rise to litigation, conflict, or penalties that could have a material impact on the forecast financial performance.

-	Decisions by the authorities prior to their being made public.

-	Other facts or analogous situations.

4.2.	Loss of Status as Privileged Information.

Information ceases to be deemed privileged when it is made public or loses its ability to influence the quoted price of the securities or instruments it affects.

4.3.	Prohibitions.

The persons subject to these Regulations who possess any kind of Privileged Information and know or should know that it is information of that kind must refrain from engaging in the following behaviors, directly or on behalf of any third party:

a)	Prepare or conduct any kind of transaction in securities or instruments falling under Article 2.2. to which the Privileged Information refers, in reliance thereon, for their own benefit or that of related persons.

Back to Contents

The preparation and conduct of transactions whose existence in and of itself comprises Privileged Information, as well as transactions conducted in fulfillment of an obligation having fallen due to acquire or assign securities and instruments covered in Article 2.2. when said obligation is prescribed in an agreement entered into before any of the persons subject to these Regulations come into possession of the Privileged Information, or other transactions conducted in a manner consistent with the applicable standards, are exempted from this Prohibition.
b)	Transmit said information to third parties, except in the normal execution of their work, profession, or position and in a manner consistent with the requirements of these Regulations.
c)	Recommend to third parties the acquisition, sale, or assignment of securities and instruments falling under Article 2.2. or cause other persons to acquire, sell, or assign them, on the basis of Privileged Information.
4.4.	Obligation to Safeguard Information:
a)	Persons possessing Privileged Information are under an obligation to safeguard it, though said obligation does not relieve them of their duty of communication and cooperation with the judicial and administrative authorities pursuant to the provisions of the Securities Market Act and other applicable legislation.
b)	Persons possessing Privileged Information must likewise take adequate measures to prevent such information’s being used in an abusive or unfair manner.
c)	If any abusive or unfair use is made of Privileged Information, any person having knowledge thereof must so inform his superior forthwith.
4.5.	Actions Taken During the Consideration or Negotiation of Transactions Comprising Privileged Information
4.5.1.	Monitoring of Quoted Prices.
The Corporate External Relations Directorate, in strict cooperation with the Financial Office, shall monitor the market behavior over time of the securities and instruments to which Article 2.2. refers, as well as news reported by professional economic information sources and news media which might affect said securities and instruments, during the phase of consideration and negotiation of any kind of legal or financial transaction that might constitute Privileged Information.

Back to Contents

4.5.2.	Public Announcement in the Event Secrecy is Broken.
If there is an abnormal behavior of negotiated prices or contracted volumes of securities and instruments falling under Article 2.2., the Corporate External Relations Director and/or the Chief Financial Officer shall inform the Chairman of the Board of Directors thereof forthwith, and if it is necessary and there is reasonable evidence that said behavior is occurring as a result of premature, partial, or distorted disclosure of the transaction, the Chairman of the Board shall take measures to immediately issue a statement of relevant information clearly and precisely indicating the status of the pending transaction or containing an advance notice of the information to be supplied.
4.5.3.	Safeguard Measures.
The Chief Executive Officer, the Chief Operating Officer (Consejero Delegado), and the Executives to whom they delegate the function must:
a)	Limit knowledge of the Information strictly to those staff members of the organization or external advisers who have an indispensable need to know it.
b)	Expressly inform recipients that the Information is confidential and its use is prohibited, as well as that it has been included in the documentary registry kept by the Corporate Legal Affairs Directorate, described below.
c)	For each transaction that could give rise to Privileged Information, keep a documentary registry recording the identity of all persons who know the Privileged Information and the date on which each of them came into knowledge thereof.

Back to Contents

d)	Take security measures for custody, filing, access, reproduction, and distribution of the Privileged Information.
e)	The Corporate Legal Affairs Directorate shall keep a Central Registry of Privileged Information, in which it shall record, by the procedure it sees fit, the information received from each person responsible for confidential documents.
4.6.	Compliance with the Securities Market Standards.
Persons subject to these Regulations who possess Privileged Information shall strictly comply with the current standards thereon, applicable to the Securities Markets where securities and instruments covered by Article 2.2. are listed, and in particular those prescribed in Article 81 of the Securities Market Act, the provisions on its development, and these Regulations.
5.	RELEVANT INFORMATION.
5.1.	The Relevant Information Concept.
Pursuant to the provisions of Article 82 of the Securities Market Act, relevant information is understood as all information the knowledge whereof may reasonably influence an investor to acquire or transfer securities or financial instruments, and hence, may appreciably influence their quoted prices on a secondary market.
5.2.	The Duty to Communicate Relevant Information.
Repsol YPF, S.A. undertakes to disclose to the market forthwith, by communication to the National Securities Market Commission, all relevant information on the Company.
Such relevant information shall be transmitted to the National Securities Market Commission prior to its disclosure by any other means and as soon as the fact becomes known, the decision is made, or the agreement or contract with third parties is signed.

Back to Contents

In general, communications of relevant information shall be transmitted to the National Securities Market Commission by the Corporate External Relations Directorate.
On an exceptional basis, the President, the Delegate Director, any member of the Repsol YPF, S.A. Board of Directors, or the Corporate Legal Affairs Director may make communications of relevant information.
The Repsol YPF Disclosure Committee (Comité Interno de Transparencia) shall take cognizance of communications of relevant information when appropriate pursuant to the rules determining its authority and mode of operation.
Communications of relevant information shall be made accessible through the Repsol YPF, S.A. Web page, posted in the Shareholders sector, once they have been transmitted to the National Securities Market Commission.
5.3.	Content of Relevant Information.
The relevant information disclosed to the market must be truthful, clear, quantified, and complete, and may not induce or be capable of inducing confusion or deception.
5.4.	Confidential Relevant Information.
When the Company believes any relevant information should not be made public because it could impair the Company’s legitimate interests, it shall so inform the National Securities Market Commission forthwith, and said Commission may relieve the Company of this obligation pursuant to the provisions of Article 91 of the Securities Market Act.
6.	TRANSACTIONS IN OWN SECURITIES.
6.1.	Applicable Standards.
The determination and execution of specific plans for the acquisition or divestiture of own shares by Repsol YPF and subsidiaries of its Group shall be in conformity with the provisions of Law 24/1988 of July 28 on the Securities Market, and other legal provisions on the subject.

Back to Contents

6.2.	Notifications.
The C.F.O. (Chief Financial Officer) of Repsol YPF, S.A. shall make the official notifications of transactions in own securities required by current legislation, and shall adequately control and record such transactions.
7.	STOCK PRICE MANIPULATION.
7.1.	Prohibition.
The persons falling under these Regulations’ subjective scope of application must refrain from preparing or conducting practices that falsify free price formation, and from those stipulated in Article 83, Third Part, of the Securities Market Act.
7.2.	Prohibited Practices.
Prohibited practices shall be:
a)	Transactions or orders:
-	Which induces or may induce a false or deceptive understanding of the supply, demand, or price of negotiable securities or financial instruments.
-	Which ensure, through one person or several persons acting in concert, an abnormal or artificial price for one or more financial instruments, unless the person who has conducted the transactions or issued the orders demonstrates the legitimacy of his reasons and the latter are consistent with accepted market practice in the regulated market in question.
b)	Transactions or orders which make use of fictitious devices or any other form of deception or machination.

Back to Contents

c)	Disclosure of information through the media, including the Internet, or by any other means, which induces or may induce a false or deceptive understanding of the financial instruments in question, including the propagation of false or deceptive rumors and news, when the person disclosing them knew or should have known that the information was false or deceptive.
d)	Any action the Ministry of the Economy or the National Securities Market Commission lists or describes as a concrete practice inimical to free price formation.

8.	CONFLICTS OF INTEREST.
8.1.	Standards for Directors.
The members of the Board of Directors shall be governed by the provisions of the Board of Directors’s Regulations in this regard.
8.2.	Prior Communication.
To control potential conflicts of interest, all persons falling into these Regulations' scope of application must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made, before conducting any transaction or concluding any business in situations which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group by virtue of said persons' activities outside the Repsol YPF Group and those of their relatives or associates, or their capital, or for any other cause that might compromise their impartial performance.
8.3.	Duty of Abstention.
Persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases.
9.	TERM.

Back to Contents

To ensure in advance their effective dissemination, these Internal Conduct Regulations Regarding the Securities Market shall enter into force 30 days following their approval by the Repsol YPF, S.A. Board of Directors, and shall be periodically reviewed and updated to keep them consistent with subsequent normative requirements and to reflect best practices in the field.

The Corporate Institutional Affairs Directorate Assistant to the Chairman shall distribute the Regulations to the persons included in their scope of application, to which end each such person must sign a document whose content shall be identical to that of the model attached hereto as Exhibit I of these Regulations.

10.	MANDATORY CHARACTER

Compliance with these Regulations is mandatory for the persons coming within their scope of application.

11.	INFRINGEMENT

Failure to comply with the provisions of these Regulations shall be deemed a labor violation, whose seriousness shall be determined in the procedure conducted in conformity with current provisions.

The foregoing provision shall be understood as without prejudice to the infringement that might stem from violation of the Securities Market Act’s provisions and other applicable legal provisions, as well as the civil or criminal liability to which the violator may be subject in each particular case.

12.	SUPERVISION

The Audit and Control Committee shall be responsible for supervision of the obligations prescribed in these Regulations.

Back to Contents

EXHIBIT I

Declaration of Knowledge and Acceptance of the Repsol YPF Group Internal Conduct Regulations
Regarding the Stock Market

Declarant:	(Full name)
N.I.F.:	Electronic Mail Address:

The undersigned declares that he/she knows and accepts the Repsol YPF Group Internal Conduct Regulations Regarding the Securities Market, approved by the Board of Directors at its July 11, 2003 session, and that he/she has received a copy thereof and undertakes to comply therewith to the extent of its applicability.

Signature:

In Madrid on the ________ __, 2003

________________

*	The copy, upon being read and signed, shall be sent to the Corporate Institutional Affairs Directorate Assistant to the Chairman, Paseo de la Castellana, 278, 3rd Floor, 28046 MADRID (SPAIN).

Back to Contents

ITEM 3

OFFICIAL NOTICE

Madrid, 16 July 2003

The Annual General Shareholders’ Meeting on 4 April 2003 approved the appointment of Adrián Lajous Vargas as a member of the Company’s Board of Directors.

In a letter dated 14 July, Adrián Lajous Vargas submitted his resignation from this post. The Board of Directors, in its 11 July meeting, took note of its acceptance in a letter dated 7 July.

The Secretary of the Board of Directors

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 22, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer